INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

PRESS RELEASE	February 24, 2017

Invictus MD announces definitive option agreement with Late Stage Applicant under the ACMPR

VANCOUVER, BC, February 24, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (CSE: IMH; OTC: IVITF; FRA: 8IS) is pleased to announce that further to its news release dated February 7, 2017 it has successfully entered into a definitive option agreement with a Late Stage Applicant (“OptionCo”) under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) to acquire 100% of the outstanding shares of OptionCo from its current shareholders (the “Vendors”).

OptionCo had its Pre-license from Health Canada in early January 2017 and expects to receive a license to cultivate under the ACMPR in short order.

OptionCo has built 60,000 square feet of secured perimeter for its current production facility located on 150 acres (the “Property”) in the Province of Alberta. OptionCo has already submitted plans for additional buildings on the Property including a 30,000 square foot facility. Assuming OptionCo receives the requisite regulatory approval to cultivate, OptionCo has future expansion plans on the 150 acre Property to establish itself as a leader in the Canadian cannabis industry.

The Option will be exercisable at the sole option of Invictus MD within 30 days after OptionCo receives its license to cultivate under the ACMPR. The exercise price of the Option will be payable to the Vendors as follows: (i) cash payment of CDN$4 million; (ii) issuing 21 million common shares; and (iii) issuing 3 million warrants with an exercise price of $1.50 per warrant, of which: 1 million warrants will expire in 6 months following the date the Option is exercised; 1 million warrants will expire in 12 months following the date the Option is exercised, and 1 million warrants will expire in 18 months following the date the Option is exercised.

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INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

The Vendors stated, “OptionCo has built 60,000 square feet of secured perimeter for its current purpose-built production facility located on 150 acres. We have already submitted plans for additional buildings on the Property as part of our phase II plans including a 30,000 square foot state-of-the-art production facility with the option to add an additional 20,000 square foot second floor. OptionCo has future phase III expansion plans for our 150-acre property, up to 3 million square feet of buildable property, which has a footprint larger than 60 football fields; OptionCo is focused on establishing itself as a leader in the Canadian cannabis industry.”

“From day one, we have been very clear: to acquire production capacity under the ACMPR is a key driver to increasing shareholder value”, said Dan Kriznic, Chairman and CEO of Invictus MD. “Given our ability to aggressively expand the commercial scale of the OptionCo property, we will make key capital investments that enable us to rapidly ramp up production capability. With OptionCo and our combined long-term capacity from our 33.33% stake in AB Laboratories Inc., a Licensed Producer under the ACMPR, and our 33.33% stake in AB Ventures and binding LOI with PlanC BioPharm Inc., now in the late stages of the application process, we are very well positioned to become one of the largest producers of cannabis in the Canadian sector.”

According to a recent report from the consulting firm Deloitte “Recreational Marijuana – Insights and Opportunities,” the Canadian retail cannabis market is projected to be between $4.9 billion and $8.7 billion annually. In that same report, Deloitte further estimates that satisfying the recreational cannabis market will mean producing 600,000 kilograms of marijuana annually - far more than the existing licensed producers under the ACMPR grow for medicinal purposes.

Board of Directors

The Company announces the resignation of Byron Sheppard from the board of directors in order to focus his efforts on Future Harvest. The Company wishes to thank Mr. Sheppard for his dedication and service to the Company as a valuable member of the board of directors. Mr. Sheppard will continue in his role as a director of Future Harvest.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

Stock Options

The Company also announces it has granted an aggregate of 600,000 stock options to directors, officers and consultants of the Company. Each option is exercisable at a price of $1.88 per share for a period of five years.

Restatement of Financial Statements

The Company also announces it has identified certain non-cash errors in its consolidated financial statements for the year ended January 31, 2016. The errors are related to inventory and the accounting for the acquisition of Future Harvest Development Ltd. The Company intends to correct these errors and restate its consolidated financial statements for the year ended January 31, 2016 when it files its fiscal 2017 consolidated financial statements which are due at the end of May 2017. The Company estimates that the errors may result in a decrease in net income of approximately $180,000 and a decrease in net earnings per share of $0.05 for the year ended January 31, 2016.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR including an investment in a fully licensed facility, AB Laboratories Inc.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO
604-368-6437

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

info@invictus-md.com www.invictus-md.com

INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the proposed acquisition of OptionCo pursuant to the exercise of the Option, the potential production capacity of the Property and OptionCo’s expectations to receive a cultivation license under the ACMPR are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that the Company will raise sufficient funds to exercise the Option, that OptionCo will abide by and pass all regulations and inspections required under the ACMPR and be issued a cultivation license and that Health Canada will approve the required facilities to meet the anticipated production capacity of the Property. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that the proposed exercise of the Option may not occur as planned; the timing and receipt of requisite approvals and failure of the Company to raise sufficient funds to exercise the Option; OptionCo will not abide by and pass all regulations and inspections required to be issued a cultivation license under the ACMPR and Health Canada will not approve the required facilities to meet the anticipated production capacity of the Property. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

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